October 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:              Amanda Ravitz

Tom Jones

Geoff Kruczek

David Burton

Lynn Dicker

Re:                        Sientra, Inc.

Registration Statement on Form S-1

File No. 333-198837

Acceleration Request

Requested Date:                                Tuesday, October 28, 2014

Requested Time:                             4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on October 28, 2014, at 4:00 P.M., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of C. Thomas Hopkins and Charles J. Bair of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with C. Thomas Hopkins of Cooley LLP, counsel to the Registrant, at (310) 883-6417, or in his absence, Charles J. Bair at (858) 550-6142.

In connection with this request, the Registrant acknowledges that:

1.                                    Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                    The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                    The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIENTRA, INC.

By:	/s/ Hani Zeini
Hani Zeini
President and Chief Executive Officer

cc:                              Matthew Pigeon, Sientra, Inc.

Joel Smith, Esq., Sientra, Inc.

C. Thomas Hopkins, Esq., Cooley LLP

Charles J. Bair, Esq., Cooley LLP

Shayne Kennedy, Esq., Latham & Watkins LLP